Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com

March 28, 2025
Via Edgar

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Nuveen Churchill Private Capital Income Fund – Preliminary Proxy Statement on Schedule 14A

Dear Madam or Sir:
On behalf of Nuveen Churchill Private Capital Income Fund, we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended.
Please call me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806 if you have any questions or comments regarding the foregoing.
Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

cc:	Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP

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